UNITED STATES

SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Flexible Solutions International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33938T104

(CUSIP Number)

December 31, 2019

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[x ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

(Page 1 of 6 Pages)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33938T104	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Comprehensive Financial Planning, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,187,481
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,187,481

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,187,481
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 33938T104	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Raymond L. Howe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,187,481
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,187,481

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,187,481
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 33938T104	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Flexible Solutions International Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

6001 54 Ave.

Taber, Alberta, Canada T1G 1X4

Item 2(a).	Name of Persons Filing:

Comprehensive Financial Planning, Inc.

Raymond L. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For all persons filing:

3950 Fairlane Drive, Dacula, GA 30019

Item 2(c).	Citizenship:

Comprehensive Financial Planning, Inc. is a Georgia corporation

Mr. Howe is a United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

33938T104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under Section 15 of the Act,

(b) [ ]	Bank as defined in Section 3(a)(6) of the Act,

(c) [ ]	Insurance Company as defined in Section 3(a)(19) of the Act,

(d) [ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e) [x ]	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E), [with respect to Comprehensive Financial Planning, Inc.]

(f) [ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g) [x ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G), [with respect to Raymond L. Howe]

(h) [ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

CUSIP No. 33938T104	13G	Page 5 of 6 Pages

(i) [ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) [ ]	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Item 4.	Ownership.

			Comprehensive Financial Planning, Inc.	Raymond L. Howe
(a)	Amount Beneficially Owned:		1,187,481	1,187,481
(b)	Percent of Class:		9.7%	9.7%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	1,187,481	1,187,481
	(ii)	Shared Voting Power:	None	None
	(iii)	Sole Dispositive Power:	None	None
	(iv)	Shared Dispositive Power:	1,187,481	1,187,481

The reported shares are the Issuer’s common stock.

As of December 31, 2019, all of the reported shares were owned by investment advisory clients of Comprehensive Financial Planning, Inc. (the “Adviser”). Investment advisory contracts grant to the Adviser voting and investment power over the securities held in the accounts of such clients, though each client also has the authority to issue independent instructions to its broker to sell any security in such client’s account.

Mr. Howe, the President and sole shareholder of the Adviser, and his immediate family personally own 97,895 of the above-described reported shares in accounts with the Adviser. Shares owned by other clients of the Adviser could be deemed to be indirectly beneficially owned by the Adviser and, due to his ownership and position with the Adviser, Mr. Howe could be deemed to share such indirect beneficial ownership with the Adviser.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

CUSIP No. 33938T104	13G	Page 6 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1

Joint Filing Agreement dated January 22, 2020, among Comprehensive Financial Planning, Inc. and Raymond L. Howe.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 22, 2020

Comprehensive Financial Planning, Inc.

By /s/ Raymond L. Howe
Raymond L. Howe, President

/s/ Raymond L. Howe
Raymond L. Howe, Individually

[INSERT AS SEPARATE EXHIBIT 1]

Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Flexible Solutions International Inc. and further agree that his joint filing agreement be included as an exhibit to this Schedule 13G.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

In evidence thereof, each of the undersigned hereby execute this Agreement as of January 22, 2020.

Comprehensive Financial Planning, Inc.

By /s/ Raymond L. Howe

Raymond L. Howe, President

Raymond L. Howe, Individually

/s/ Raymond L. Howe